pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Morrison Mining Lease Extended

Vancouver BC, April 17, 2020:  Pacific Booker Minerals Inc. is announcing that the mining lease for the Morrison project, which was issued in July 2019 for an initial term of one year, has been extended to December 31, 2021 by an order from the Chief Gold Commissioner.

The order extends the time frame for registering work requirements or registering revised expiry dates for all existing mineral and placer claims due to the impacts of COVID-19.  The order states (in part):  “I hereby extend the time limit for registering a statement of exploration and development, registering payment instead of exploration and development, registering a revised expiry date, or registering a rental payment, until December 31, 2021, for all mineral and placer mineral titles as described in the attached Schedule A.”  Section 2 of Schedule A states:  “All mining leases and placer leases in the Mineral Titles Online Registry and in existence as of the date of this Order, and where the lease is not terminated, and where the annual rental date of the lease is prior to December 31, 2021.”

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.